June 22, 2011
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total System Services, Inc. (“TSYS”) Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011 File No.: 1-10254
Dear Ms. Collins:
     This letter is written in response to your Letter of Comment dated June 9, 2011 with respect to TSYS’ Annual Report on Form 10-K for the year ended December 31, 2010. For your convenience the Staff’s comments have been incorporated verbatim below and the Company’s responses immediately follow each comment.
Form 10-K for the Fiscal Year Ended December 31, 2010
Financial Statements
Note 19 Commitments and Contingencies
Contingencies, page 52
1.	Your response to prior comment 1 indicates that applicable insurance and the uncertainties of recovery of any insurance proceeds are one of many factors considered when determining whether a matter is material to the Company and should be disclosed under ASC 450-20-50. However, we also note within your response that you state that “for purposes of assessing the materiality of disclosing such amount, [you] consider such amount on a gross basis in accordance with GAAP and did not consider insurance recoveries.” Please clarify whether you do or do not consider insurance recoveries when assessing materiality for disclosure purposes. If you do consider insurance recoveries, please explain in greater detail the extent to which you consider insurance recoveries when assessing materiality for disclosure.

We consider applicable insurance when determining whether a matter is “material,” so that disclosure would be required. We do not consider applicable insurance when determining whether an accrual is required or disclosure of the accrued amount is appropriate.

We note for the Staff that the litigation matters currently disclosed in our filings are not covered by insurance, and we do not have any pending litigation matters that we otherwise would have disclosed except for the fact that they were covered by insurance.

When assessing materiality for purposes of determining whether disclosure of a loss contingency is required, we do consider a number of factors, and if insurance was available that could potentially cover a matter, we would expect to consider such insurance when determining whether a litigation matter is material and should be disclosed. If a matter could be covered by insurance, we would review the relevant insurance policy to determine (1) how much of the claim could be covered by the policy, (2) any exclusions that could prevent recovery under the policy, (3) the timing for receipt of insurance proceeds, (4) the ability of the insurance company to rescind the policy, (5) the amount and timing of payment or reimbursement of defense costs covered under the policy, (6) any endorsements purchased on the policy, (7) the financial condition of the insurance company, (8) the likelihood that the insurance company would contest recovery under the policy and (9) any other uncertainties of recovery of insurance proceeds. In light of such review, we would then consider such insurance in combination with numerous other factors to determine materiality, including (a) the amount of the claim, (b) whether the claim has merit, (c) the remedies that are available to the plaintiff, (d) the costs associated with such available remedies, (e) the cost of defending the matter, (f) the stage and procedural posture of the matter, (g) whether the law covering the matter is settled or uncertain and (h) the effect that all potential costs, if incurred, would have on the financial position and results of operations of TSYS.

Since insurance is one of the primary mechanisms that we use to attempt to mitigate risks from loss contingencies, we believe that consideration of such insurance is integral to our ability to determine whether disclosure regarding a loss contingency would be material to us and to an investor’s complete understanding of our financial statements. We also believe that this approach is consistent with SAB Topic 5Y, which states that “the availability of insurance, indemnification, or contribution may be relevant in determining whether the criteria for disclosure have been met with respect to a contingency” and Commission interpretive release 33-6835, which states with respect to Item 103 of Regulation S-K that “the availability of insurance, indemnification or contribution may be relevant under Instruction 5(A) or (B) in determining whether the criteria for disclosure have been met.” Therefore, we believe that the availability of insurance, along with the uncertainties related thereto (as described above), is an appropriate factor to consider when determining materiality for disclosure purposes.

When assessing materiality for purposes of determining whether an accrual is required or disclosure of the accrued amount is appropriate, we do not consider any applicable insurance. If we determine an accrual for a loss contingency is appropriate under ASC 450-20-50, even if insurance is available with respect to such matter, we would record such accrual and any applicable insurance receivable on a gross basis and not net of insurance. Nonetheless, we do not currently have any accruals for loss contingencies that are covered by insurance.
2.	We note your response to prior comment 4. Considering that you are unable to estimate the range of loss that is reasonably possible it is unclear to us how you are able to then conclude that you do not believe that the case will have a “material adverse effect on [the Company’s] financial position, results of operations or cash flows.” Please explain to us how you are able to make a conclusion regarding the materiality of this matter when you are not able to estimate the range of reasonably possible losses. As part of your response, please tell us whether the phrase “materially adverse” represents a higher threshold than the term “material.”
Although we are unable to estimate the range of loss that is reasonably possible with respect to the EPS matter, we state that “management does not believe that the eventual outcome of this case will have a material adverse effect on TSYS’ financial position, results of operations or cash flows.” We think this disclosure is beneficial to our investors by providing management’s view of the expected effect that the matter will have on our financial position, results of operations and cash flows. We do not believe that making such statement sets a range of reasonably possible losses.

Management’s belief that the outcome of the matter will not have a material adverse effect means that we believe that the worst case scenario with respect to such matter falls somewhere below a threshold amount that would have a material effect on us. In fact, we believe that the likelihood of a slightly less than material outcome is remote. We cannot estimate a range of loss that is “reasonably possible” because the outcome of the EPS matter is subject to numerous uncertainties, including the resolution of conflicting rulings between the United States District Court for the District of Arizona and the Federal Communication Commission. Further, we do not think a range from $0 to some amount that is slightly less than a material amount would be meaningful to our investors, as it does not provide a range that is in our view “reasonably possible” with respect to the EPS matter. Additionally, we believe such a broad range could potentially cause confusion for our investors when considering such disclosure. However, we continue to believe that it is valuable to our investors for management to comment on its view on the eventual outcome of the case even though we are not able to provide a range, because it provides our investors with additional information with respect to the potential loss.

[Please note that the phrase used by TSYS in describing the EPS matter in its filing is “material adverse” as opposed to “materially adverse.” As such, we use the phrase “material adverse” for purposes of this response.]

With respect to the phrase “material adverse” as compared to the term “material,” we do not intend for “material adverse” to represent a higher threshold than the term “material.” We include the term “adverse” only to communicate that we are referring to a negative effect. We believe that because of the widespread use of the phrase “material adverse,” our investors understand that “adverse” is only meant as a directional indicator and are accustomed to its use in our filings and the filings of other companies.
     If you have any questions or wish to discuss any of our responses, please contact me at 706-649-2347.
Sincerely,
/s/ Philip W. Tomlinson
Philip W. Tomlinson
     Chairman of the Board
     and Chief Executive Officer

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